Exhibit 99.2

LAVA THERAPEUTICS, N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following management’s discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report, as well as our audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019, including the notes thereto, included in our Registration Statement on Form F-1 (File No. 333-253795). The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Throughout this management’s discussion and analysis, “we,” us,” “our,” “LAVA,” and the “Company” refer to LAVA Therapeutics N.V. and its consolidated subsidiaries, unless the context requires otherwise.

Special Note Regarding Forward-Looking Statements

This management’s discussion and analysis contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this discussion can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various important factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Registration Statement on Form F-1 for the years ended December 31, 2020 and 2019. Forward-looking statements include, but are not limited to, statements about:

●	our operations as a biotechnology company with limited operating history and a history of operating losses;
●	our plans to develop and commercialize our product candidates;
●	the initiation, timing, progress and results of our current and future preclinical studies and clinical trials and our research and development programs;
●	our expectations regarding the impact of the COVID-19 pandemic on our business, our industry and the economy;
●	our ability to successfully acquire or in-license additional product candidates on reasonable terms;
●	our ability to maintain and establish collaborations or obtain additional funding;
●	our ability to obtain regulatory approval of our current and future product candidates;
●	our expectations regarding the potential market size and the rate and degree of market acceptance of such product candidates;
●	our continued reliance on third parties to conduct clinical trials of our product candidates and manufacture our product candidates for preclinical studies and clinical trials;
●	our ability to fund our working capital requirements and expectations regarding the sufficiency of our capital resources;

●	the implementation of our business model and strategic plans for our business and product candidates;
●	our ability to establish sales, marketing and distribution capabilities;
●	our intellectual property position and the duration of our patent rights;
●	our estimates regarding expenses, future revenues, capital requirements and our needs for additional financing;
●	the impact of government laws and regulations on our business;
●	our need to hire additional personnel and our ability to attract and retain such personnel;
●	our ability to compete in the markets we serve;
●	developments relating to our competitors and our industry; and
●	other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events, except to the extent required by applicable law.

Overview

We are a clinical-stage biotechnology company focused on transforming cancer treatment by developing a platform of novel bispecific antibodies designed to selectively induce gamma-delta T cell-mediated immunity against cancer cells. Our GammabodyTM platform consists of bispecific antibodies that activate Vγ9Vδ2 T cells, a relatively abundant effector T cell subset, upon cross-linking to a selected tumor target. Vγ9Vδ2 T cells have a natural ability to distinguish tumor cells from healthy cells by sensing certain intracellular metabolites that are enriched in cancer cells. Activated Vγ9Vδ2 T cells are engaged for direct tumor cell killing and, in addition, can orchestrate an immunological cascade response that includes activation of innate and adaptive immune cells in the tumor microenvironment. Our preclinical data demonstrate that our GammabodyTM platform conditionally triggers Vγ9Vδ2 T cell activation and potent and specific killing of patient-derived tumor cells. We believe this provides a significant opportunity to address unmet medical needs with the potential to elicit potent and durable responses in patients. Pre-clinical data to-date suggest that our bi-specific approach may provide a superior therapeutic window compared to other approaches by avoiding on target/off tumor mediated toxicity, cytokine release syndrome (CRS) and activation of regulatory T cells. We believe we are the only company with bispecific gamma-delta T cell engaging antibodies in clinical development for the treatment of cancer.

In July 2021, we dosed the first patient in the Phase 1/2a clinical trial of our lead investigational candidate, LAVA-051, in patients with relapsed or refractory chronic lymphocytic leukemia (CLL), multiple myeloma (MM) and, later in the study, acute myeloid leukemia (AML). The open-label, multi-center, Phase 1/2a clinical trial will evaluate safety, tolerability, pharmacokinetics, pharmacodynamics, immunogenicity and preliminary antitumor activity of LAVA-051. The Phase 1 dose-escalation portion will determine an optimal Phase 2 dose of LAVA-051. Once a recommended Phase 2 dose has been established, the trial will expand into the Phase 2a portion, which will enroll patients in three disease specific cohorts for relapsed and/or refractory CLL, MM and AML, to confirm safety and evaluate preliminary antitumor activity in each disease cohort. The Phase 1/2a clinical trial for LAVA-051 is initially being conducted in Europe, where we have already received regulatory approval for our Clinical Trial Application (CTA). We expect to file an Investigational New Drug application (IND) with the U.S. Food and Drug Administration (FDA), which if accepted, will subsequently expand the trial to include patients in the United States. In October 2021, the FDA granted orphan drug designation for LAVA-051 for the treatment of CLL. We currently expect to have data from the Phase 1 dose escalation phase of the trial in the first half of 2022 with top line clinical data from the Phase 2a expansion cohorts expected in the second half of 2022.

We are initiating a Phase 1/2a clinical trial to evaluate LAVA-1207 in patients with metastatic castration-resistant prostate cancer and expect to enroll our first patient in the fourth quarter of 2021. The open-label, multi-center, Phase 1/2a clinical trial will evaluate safety, tolerability, pharmacokinetics, pharmacodynamics, immunogenicity and preliminary antitumor activity of LAVA-1207. The Phase 1 dose-escalation portion will determine a recommended optimal Phase 2 dose of LAVA-1207. Once a recommended Phase 2 dose has been established, the trial will expand into the Phase 2a portion to confirm safety and evaluate preliminary antitumor activity. The Phase 1/2a clinical trial for LAVA-1207 will be initially conducted in Europe and will later expand to sites in the United States. We have received regulatory approval for our CTA and the FDA has accepted our IND for the Phase 1/2a clinical trial for LAVA-1207.

In addition to our two lead programs, we are developing a portfolio of earlier stage programs; including LAVA-1223, a GammabodyTM directed at the epidermal growth factor receptor (EGFR) for the treatment of solid tumors, for which we intend to file a CTA and/or IND in late 2022.

We were incorporated in February 2016 in the Netherlands. In 2019, we established our wholly owned U.S. subsidiary, which began business in January 2020. We have not generated any revenue from the sale of products. Since inception, we have incurred losses, including €29.8 million for the nine months ended September 30, 2021. As of September 30, 2021, we had an accumulated deficit of €59.2 million.

Factors affecting our Financial Condition and Results of Operations

Impact from COVID-19 Pandemic

Our financial condition and results of operations are most affected by our capital resources, continued research and development expenses and general and administrative expenses. Although the COVID-19 pandemic has impacted the timing of onboarding investigational sites and enrolling patients in our ongoing Phase 1/2a clinical trial for LAVA-051, to date we have not experienced any material business disruption as a result of the COVID-19 pandemic.

Comparison of the Three Months Ended September 30, 2021 and 2020 (unaudited):

Research and license revenue

Our research and license revenue increased to €1.8 million for the three months ended September 30, 2021 compared to €0.8 million for the three months ended September 30, 2020. Research and license revenue is solely attributable to our collaboration with Janssen Biotech, Inc., which we entered into in May 2020. In connection with this collaboration, we received a non-refundable upfront payment of €7.4 million that is being recognized on a straight-line basis over the two-year term of the research activities under agreement. As of September 30, 2021, we had €2.3 million of unearned income related to this payment. During the three months ended September 30, 2021 we earned a €0.9 million research milestone under the agreement and we may in the future receive other research, development and commercial milestones and tiered royalty payments under the agreement.

Research and development expenses

Below are our research and development expenses for the three months ended September 30, 2021 and 2020 (in thousands):

	Three Months Ended
	September 30,
	2021	2020	Variance
Pre-clinical and clinical trial expenses	€3,710	€2,155	€1,556
Personnel-related costs	1,295	536	759
Research and development activities expenses	424	229	195
Share-based compensation expense	168	25	143
Other expenses	117	185	(68)
VUmc license expenses	—	162	(162)
	€5,714	€3,292	€2,422

Research and development expenses were €5.7 million for the three months ended September 30, 2021, compared to €3.3 million for the three months ended September 30, 2020. Pre-clinical and clinical trial expenses increased by €1.6 million primarily due to the start of the clinical trial for LAVA-051, clinical development preparations for LAVA-1207 and partner project expenses. The increase was furthermore due to our personnel-related costs, which increased by €0.8 million due to increased research and development headcount and associated non-cash share-based compensation expense, which increased by €0.1 million.

General and administrative expenses

Below are our general and administrative expenses for the three months ended September 30, 2021 and 2020 (in thousands):

	Three Months Ended
	September 30,
	2021	2020	Variance
Personnel-related costs	€1,066	€521	€545
Share-based compensation expense	909	28	881
Facilities, fees and other related costs	754	14	740
Professional and consultant fees	484	96	387
	€3,213	€660	€2,553

General and administrative expenses were €3.2 million for the three months ended September 30, 2021, compared to general administrative expenses of €0.7 million for the three months ended September 30, 2020. The increase was primarily due to the increase in share-based compensation expense of €0.9 million and personnel-related costs of €0.5 million due to the increase in general and administrative headcount. The professional and consultant fees increased by €0.4 million due to increased legal and assurance services, primarily due to becoming a publicly traded company. Facilities, fees and other related costs increased by €0.7 million, including €0.5 million of insurance costs that were in earlier periods allocated to research and development expenses that have been reclassified to general and administrative expenses.

Foreign currency exchange loss, net

Our foreign currency exchange loss was €0.2 million for the three months ended September 30, 2021, compared to €0.1 million for the three months ended September 30, 2020. The activity was primarily due to our U.S. Dollar denominated cash and investment accounts, foreign exchange cash activity with our U.S. subsidiary as well as transactions with vendors whose functional currency is not the Euro.

Comparison of the Nine Months Ended September 30, 2021 and 2020 (unaudited):

Research and license revenue

Our research and license revenue increased to €3.6 million for the nine months ended September 30, 2021 compared to €1.4 million for the nine months ended September 30, 2020. Research and license revenue is solely attributable to our collaboration with Janssen Biotech, Inc., which we entered into in May 2020. In connection with this collaboration, we received a non-refundable upfront payment of €7.4 million that is being recognized on a straight-line basis over the two-year term of the research activities under agreement. As of September 30, 2021, we had €2.3 million of unearned income related to this payment. During the three months ended September 30, 2021 we earned a €0.9 million research milestone under the agreement and we may in the future receive other research, development and commercial milestones and tiered royalty payments under the agreement.

Research and development expenses

Below are our research and development expenses for the nine months ended September 30, 2021 and 2020 (in thousands):

	Nine Months Ended
	September 30,
	2021	2020	Variance
Pre-clinical and clinical trial expenses	€8,235	€6,755	€1,481
Personnel-related costs	3,142	1,186	1,956
Research and development activities expenses	1,048	669	379
Share-based compensation expense	472	92	380
Other expenses	506	438	68
VUmc license expenses	12,073	162	11,911
	€25,476	€9,302	€16,174

Research and development expenses were €25.5 million for the nine months ended September 30, 2021, compared to €9.3 million for the nine months ended September 30, 2020. The increase was primarily due to a VUmc license fees liability of €12.0 million triggered by our initial public offering (“IPO”). Our personnel-related costs increased by €2.0 million due to increased research and development headcount and associated non-cash share-based compensation expense increased by €0.4 million. Pre-clinical and clinical trial expenses increase by €1.5 million primarily due to the start of the clinical trial for LAVA-051 and clinical development preparations for LAVA-1207 and partner project expenses.

General and administrative expenses

Below are our general and administrative expenses for the nine months ended September 30, 2021 and 2020 (in thousands):

	Nine Months Ended
	September 30,
	2021	2020	Variance
Personnel-related costs	€2,215	€1,196	€1,019
Share-based compensation expense	1,999	211	1,788
Facilities, fees and other related costs	1,424	150	1,274
Professional and consultant fees	1,331	455	875
	€6,969	€2,013	€4,956

General and administrative expenses were €7.0 million for the nine months ended September 30, 2021, compared to general administrative expenses of €2.0 million for the nine months ended September 30, 2020. The increase was primarily due to the increase in personnel-related costs of €1.0 million and the share-based compensation expense of €1.8 million due to the increase in general and administrative headcount. The professional and consultant fees increased by €0.9 million due to increased legal and assurance services primarily due to becoming a publicly traded company. Facilities, fees and other related costs increased by €1.3 million primarily due to insurance costs, including €0.5 million of insurance costs that were in earlier periods allocated to research and development that have been reclassified to general and administrative expense.

Foreign currency exchange loss, net

Our foreign currency exchange loss was €0.5 million for the nine months ended September 30, 2021, compared to €0.4 million foreign currency exchange loss for the three months ended September 30, 2020. The activity was primarily due to our U.S. Dollar denominated cash and investment accounts, foreign exchange cash activity with our U.S. subsidiary as well as transactions with vendors whose functional currency is not the Euro.

Liquidity and Capital Resources

As of September 30, 2021, we had cash, cash equivalents and investments totaling €122.7 million compared to cash and cash equivalents of €12.9 million as of December 31, 2020. We have historically funded our operations primarily through issuance of preference shares prior to our IPO and from the sale of common shares in our IPO. Our expenditures are primarily related to research and development activities and general and administrative activities to support business operations.

In March 2021, we closed our IPO and received net proceeds from the IPO of approximately €75.5 million ($89.0 million) after deducting underwriting discounts and commissions of €5.9 million ($7.0 million) and offering costs of €3.8 million ($4.5 million). In April 2021, we received additional net proceeds from the IPO of €4.9 million ($5.9 million) from the exercise of the overallotment option from the underwriters. In addition, we received €47.2 million in net proceeds from our Series C financing, net of repurchasing Series A Preferred and common shares.

Based on our current operating plan, we believe that our existing cash and cash equivalents as of September 30, 2021 are sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to, our ability to:

●	continue the ongoing and planned development of our product candidates, including LAVA-051, LAVA-1207 and LAVA-1223;
●	initiate, conduct and complete any ongoing, anticipated or future preclinical studies and clinical trials for our current and future product candidates;
●	seek regulatory and marketing approvals for LAVA-051, LAVA-1207 and any of our other product candidates that successfully complete clinical trials;
●	maintain, protect and expand our intellectual property portfolio;
●	establish a sales, marketing, manufacturing and distribution, supply chain and other commercial infrastructure in the future to commercialize any current or future product candidate for which we may obtain marketing approval;
●	seek to identify, discover, develop and commercialize additional product candidates;
●	hire and retain additional clinical, regulatory and scientific personnel;
●	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts;
●	acquire or in-license additional product candidates and technologies; and
●	develop a potential companion diagnostic.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following table summarizes our cash flows for each of the unaudited nine months periods ended September 30, 2021 and 2020 (in thousands):

	For the Nine Months Ended
	September 30,
	2021	2020
Net cash used in operating activities	€(19,427)	€(1,914)
Net cash used in investing activities	(36,792)	(378)
Net cash provided by financing activities	129,171	16,053
Net increase in cash and cash equivalents	€72,952	€13,761

Cash Flows Used in by Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2021 was €19.4 million compared to net cash used in operating activities of €1.9 million for the nine months ended September 30, 2020. The increase was primarily due to an increase in loss before income tax of €19.2 million, partially offset by an increase of €2.1 million of increased operating expenses including share-based compensation, depreciation, lease amortization and foreign currency exchange and a decrease in changes in working capital of €0.4 million.

Cash Flows Used in Investing Activities

Cash flows used in investing activities for the nine months ended September 30, 2021 were €36.8 million compared to €0.4 million for the nine months ended September 30, 2020. During the nine months ended September 30, 2021, we purchased €36.3 million in investments in debt securities. We also made equipment purchases of €0.5 million and €0.4 million for the nine months ended September 30, 2021 and 2020, respectively.

Cash Flows Provided by Financing Activities

Cash flows provided by financing activities for the nine months ended September 30, 2021 of €129.2 million were primarily comprised of net proceeds from our IPO, including the exercise of the underwriters’ over-allotment option of €81.2 million, net proceeds from the Series C financing of €51.8 million and proceeds from borrowings of €0.6 million, less payment of €4.6 million for the Series A share repurchases.

Cash flows provided by financing activities for the nine months ended September 30, 2020 of €16.1 million was primarily related to net proceeds from our Series C preferred financing of €18.9 million and proceeds from debt borrowings of €1.3 million, offset by Series A preferred payments and common stock repurchases of €4.1 million.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Qualitative Disclosures about Market Risk

Our activities expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar. We have received payments in U.S. Dollars under our collaborations and the proceeds from our initial public offering in March 2021 was in U.S. Dollars. We regularly assess our foreign currency risk, maintain cash positions in the currencies in which we expect to incur the majority of our future expenses and may engage in hedging activities consistent with our investment policy to minimize this risk and preserve our capital.

Interest Rate Risk

We have an interest-bearing debt to third parties. In addition, while we have no derivatives or financial assets and liabilities measured at fair value, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents, including short-term marketable securities. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position.

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with cash and marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

Credit Risk

We consider all of our material counterparties to be creditworthy. While the concentration of credit risk may be significant, we consider the credit risk for each of our individual counterparts to be low. Our exposure to credit risk primarily relates to our cash and cash equivalents, comprising bank deposits and short-term marketable securities with a maturity of three months or less at the date of acquisition. The credit risk on bank deposits is limited because the counterparties, holding significant deposits, are banks with high credit-ratings assigned by international credit-rating agencies. We also hold investments in debt securities with highly-rated corporate entities. All of these investments hold investment-grade ratings as published by Moody’s and Standard & Poor’s. The banks are reviewed on a regular basis and our deposits may be transferred during the year to mitigate credit risk. We have considered the risk of expected credit loss on our cash deposits, including the hypothetical impact arising from the probability of default considering in conjunction with the expected loss given default from banks with similar credit ratings and attributes. In line with previous periods, our assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been made.

In March 2021, after the closing of the IPO, we transferred a portion of our bank deposits into a money market fund invested in short-term U.S. Treasury securities to further diversify the credit risk. As the securities are short-term with a maturity of three months or less at the date of acquisition, they are classified as cash and cash equivalents in the statement of financial position. In order to manage and reduce credit risk on marketable securities, our investment policy only allows investment in securities with high credit ratings assigned by international credit-rating agencies. Because of the nature of the securities, high credit ratings and the short-term duration, the risk of expected credit loss is deemed low. Accordingly, no provision for expected credit loss has been made.

For other financial assets, including deposits and receivables, we consider the credit risk to be low and no provision for expected credit loss has been made.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by continuously monitoring our cash forecasts and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. We monitor the risk of a shortage of funds using a liquidity planning tool, to ensure enough funds available to settle liabilities as they fall due.

Historically we have addressed the risk of insufficient funds through the proceeds from our Series C financing and our IPO in March 2021.

RISK FACTORS

The risk factors set forth under the caption “Risk Factors” in the final prospectus for the Company’s IPO filed by the Company pursuant to Rule 424(b)(4) on March 26, 2021 shall be deemed to be incorporated by reference herein and to be a part hereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, also may affect its business, financial condition and/or future operating results.